Exhibit 99.1

PRESS RELEASE Tuesday 10 May 2022 – 12.00 am CET

LEADING PROXY ADVISORY FIRM ISS SUPPORTS ALL OF EURONAV’S SUPERVISORY BOARD CANDIDATES AND RECOMMENDS AGAINST CMB’S NON-INDEPENDENT NOMINEES

ANTWERP, Belgium, May 10, 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) is pleased to announce that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has recommended that the shareholders vote FOR all of Euronav’s Supervisory Board candidates and AGAINST CMB’s non-independent directors at the Company’s Annual General Meeting.

* * *

In supporting Euronav’s Supervisory Board candidates, ISS’s report states that the Company’s candidates “appear to possess the necessary qualifications for board membership.”

With respect to CMB’s resolutions, ISS notes that “a vote AGAINST these shareholder proposals is warranted because the dissident has not made a compelling case that a change in the board composition is needed at this time.”

The ISS recommendation is consistent with the Supervisory Board’s position that the lack of independence of the candidates proposed by CMB would weaken the Supervisory Board’s profile by creating a potential conflict of interest for every single investment and strategy decision presented to the Supervisory Board.

“We are pleased with this support from ISS”, says Euronav’s Supervisory Board in response to the ISS Report. “The unambiguous recommendation to vote ‘for’ all of the Company’s director nominees and ‘against’ the proposed CMB candidates reinforces the unanimous recommendation of the Supervisory Board. ISS’s evaluation clearly affirms that Euronav’s Supervisory Board provides the right expertise, knowledge, and perspective to properly oversee the Company’s strategy in the best interests of all of its stakeholders.”

Euronav invites all shareholders to express their support by voting ‘for’ the Company’s candidates for the Supervisory Board and ‘against’ the candidates proposed by CMB at the AGM on May 19th. Further information on the AGM and information on how to vote is included on the website. Registration, proxies and/or votes by letter must be received by May 13th.

PRESS RELEASE Tuesday 10 May 2022 – 12.00 am CET

*

*    *

Contact:

Brian Gallagher – Head of IR & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 39 VLCCs (with a further three to be delivered), 25 Suezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline Ltd. (“Frontline”) management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

PRESS RELEASE Tuesday 10 May 2022 – 12.00 am CET

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline Ltd. (“Frontline”) and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties..

You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

PRESS RELEASE Tuesday 10 May 2022 – 12.00 am CET

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.